

Mail Stop 3561

October 16, 2008

By Facsimile and U.S. Mail

Mr. Qinan Ji
Chief Financial Officer
China Natural Gas, Inc.
19th Floor, Building B
Van Metropolis
Tang Yan Road, Hi Tech Zone
Xi'an 710065
Shaanxi Province, China

>   **Re: China Natural Gas, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 31, 2008**
>   **Form 10-Q for the Period Ended June 30, 2008**
>   **Filed August 14, 2008**
>   **File No. 0-31539**

Dear Mr. Ji:

    We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis or Plan of Operation, page 18

Overview, page 18

1.   We refer you to paragraph four. Please consider expanding your discussion to describe
        the pipeline's daily throughput capacity and the cubic meters of compressed natural gas
        (CNG) pumped by the filling stations or other applicable operating data that is relevant to
        a better understanding of your business prospects for the periods presented.

Consolidated Results of Operations, page 20

2.   When providing discussions of the overall year over year dollar and percentage changes
        in revenue and cost of sales we remind you to discuss the quantitative and qualitative
        factors and other financial measures as necessary to better understand the material
        underlying reasons for these changes. See SEC Release No. 33-8350. For example
        please expand future discussions including the following:

        •   The purchase and sales, in both quantity and values, of natural gas for the pipeline
            network and CNG in filling stations;

        •   Transportation costs per million cubic meters or another applicable measurement; and

        •   Filling station financial metrics such as average station sales and opening costs per
            station for each comparative period.

Item 8. Financial Statements and Supplementary Data, page 24

Consolidated Balance Sheets, page F-3

3.   In future filings, please re-label line item "other receivables" as "other receivables from
        related parties" or other similar caption, as applicable. We refer you to your disclosure of
        the nature of the receivables on page F-10.

4.   We note you have recorded the forward currency contract fair value amount of
        $3,055,505 within cash and cash equivalent as of December 31, 2007. Please tell us in
        detail the significant terms of the contract. Explain to us why it is appropriate under
        GAAP in classifying it as cash and cash equivalents given the fact that its value changes
        over time and you recognized the changes in earnings. Refer to paragraph 8.a and 8.b of
        SFAS No. 95.

Consolidated Statements of Stockholders' Equity, page F-5

5.   We note the presentation of the cashless exercise of the warrants in 2006. However, it appears you reflected the *cash* proceeds of $1,050,001 received on the same exercise in the cash flow statements on page F-6. Please revise your description of the transaction in the consolidated statements of stockholders' equity or advise us.

Notes to Consolidated Financial Statements, page F-7

General

6.   Please tell us why the business lines you described on page 2 are not disclosed as reportable segments in accordance with the provisions of SFAS No. 131. To support your conclusion, identify for us all of your operating segments in accordance with paragraph 10 of the SFAS No.131. If you relied on paragraph 17 of SFAS No. 131 in aggregating them, explain to us in detail how you applied the GAAP literature in your aggregation. We may have further comments.

Revenue Recognition, page F-13

7.   In future filings please revise this policy to state revenue is recognized in accordance with, not in compliance with, Staff Accounting Bulletin No. 104.

Item 9A(T) Controls and Procedures, page 25

Evaluation of Disclosure Controls and Procedures, page 25

8.   We note your chief executive officer's and your chief financial officer's statements that "our disclosure controls and procedures were satisfactory subject to the following." It does not appear your certifying officers have reached a conclusion your disclosure controls and procedures were either effective or ineffective. Please confirm to us and revise in future filings to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures as of year end and as of June 30, 2008.

Management's Annual Report on Internal Control over Financial Reporting, page 25

9.   Please advise us and revise your future filings to disclose whether or not internal control over financial reporting is effective as of the end of the period covered by the report. See Item 308(T)(a)(3) of Regulation S-K.

10.   If true, please also expand your disclosure to state whether the (a) inadequate U.S. GAAP expertise and (b) lack of qualified resources for internal audit were identified as material weaknesses.

Form 10-Q for the period ended June 30, 2008

Cover

11.   Please tell us and provide support as to how you determined and concluded you were a non-accelerated filer as of the date you filed this filing while you were a smaller reporting company as of December 31, 2007.

Exhibits 31.1 and 31.2

12.   Please revise your interim filing to include the complete certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341, or me at (202) 551-3377 if you have any questions regarding the financial statements and related matters.

Sincerely,

/s/ Andrew Mew
Accounting Branch Chief